CSCA CAPITAL ADVISORS, LLC

Financial Statements and

Supplementary Information

Pursuant to Rule 17a-5(e)(3) under the

Securities and Exchange Act of 1934

December 31, 2024

(with Reports of Independent Registered Public Accounting Firm Therein)

(Confidential Treatment Requested)

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SEC FILE NUMBER
8-51671

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CSCA Capital Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

300 Park Avenue, Suite 203
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Pascal Roche	2127514422	Dportnoff@dfppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF O'Connor Davies, LLP
(Name – if individual, state last, first, and middle name)

245 Park Avenue	New York	NY	10167
(Address)	(City)	(State)	(Zip Code)

September 29, 2003	127
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Laurent de Marval_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __CSCA Capital Advisors, LLC_____, as of _____December_____, 2 _024___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20 _25_

Signature: _____

Title: _____
Managing Director

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*

CSCA CAPITAL ADVISORS, LLC

INDEX

December 31, 2024

Report of Independent Registered Public Accounting Firm   1

Financial Statements

Statement of Financial Condition   2

Notes to Financial Statements   3-6



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Managing Member of
CSCA Capital Advisors LLC**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CSCA Capital Advisors LLC (the "Company"), as of December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 2024.

March 21, 2025

PKF O'CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10167 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

CSCA CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

ASSETS		
Cash	$	2,525,433
Fees receivable		950,000
Prepaid expenses and other assets		46,123
Total Assets	$	3,521,556
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	99,524
Due to Parent		1,317,778
Total Liabilities		1,417,302
Member's Equity		2,104,254
Total Liabilities And Member's Equity	$	3,521,556

See accompanying notes to financial statements.

CSCA CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of business

Nature of Business

CSCA Capital Advisors, LLC (the "Company"), is a New York limited liability company established in March 3, 1999. The Company is wholly-owned by CS Capital Advisors, LLC (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") as of October 14, 1999. The Company provides certain advisory and consulting services on a fee basis, to corporations, REITs and others in connection with financial transactions including mergers, acquisitions, divestitures, leveraged buy-outs, joint ventures, reorganizations, recapitalizations and other extraordinary corporate transactions. The Company provides fairness opinion letters and valuations in conjunction with a broad range of financial transactions. The Company also acts as a co-manager on underwritten offerings of debt, preferred equity or equity-linked securities and an agent in the placement of securities. The Company is typically compensated on a fee for services basis, including opinion fees upon rendering opinions, placement agent fees for the placement of securities and its participation in the gross spread associated with underwritten offerings.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue from Contract with Customers

ASC Topic 606 provides guidance on recognizing revenue, including a five-step method to determine when revenue recognition is appropriate.

Step 1: Identify the contract with the customer
Step 2: Identify the performance obligation in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to the performance obligations
Step 5: Recognize revenue as the Company satisfies a performance obligation

Disaggregation of revenue by type of service can be found on the statement of operations for the year ended December 31, 2024.

Significant Judgments

Revenue from contracts with customers includes underwriting, marketing and distribution fees, and asset management fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constrains on variable consideration should be applied due to uncertain future events.

As of January 1, 2024, and December 31, 2024, the Company had no contract assets or contract liabilities. Fees receivable on December 31, 2023 was $353,704, and December 31, 2024 was $950,000.

CSCA CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

2. Summary of significant accounting policies (continued)

Allowance for credit losses

The Company follows Accounting Standards Codification ("ASC") Topic 326, Financial Instruments – Credit Losses. ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses

The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2024. For the year ended December 31, 2024, there was no credit loss expense related to the allowance for credit losses or any recoveries of amounts previously charged reflected in the statement of operations.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has no tax sharing agreement with the Parent and accordingly has no commitment to fund or receive amounts from any tax liabilities or benefits with earnings of the Company. Accordingly, the Company has not provided for any NYC UBT tax expense.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments, consisting of money market fund investments and time deposits with original maturities of three months or less.

CSCA CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

3. Cash and concentration of credit risk

The Company has significant cash balances at financial institutions which throughout the year regularly exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows. As of December 31, 2024 the firm had $2,275,433 in excess of the insured limit.

The Company considers money market accounts in banks to be cash equivalents.

4. Concentration of revenue

During the year ended December 31, 2024, four of the Company's customers accounted for approximately 85.28% of revenue.

5. Related party transactions

Service Agreement and Due to/from Parent

Pursuant to a service agreement, the Parent provides various services and other operating assistance to the Company. These include professional services, physical premises, utilities, the use of fixed assets, travel, insurance, subscriptions, taxes, personnel and other general and administrative services. At December 31, 2023 the Company had a payable of approximately $16,809. For the year ended December 31, 2024, the Company recorded $2,289,218 of allocated expenses for such services. At December 31, 2024, the Company recorded a payable of $1,317,778 to the Parent for allocated expenses owed.

Minimum Tax Distributions

Pursuant to the Parent's *Operating Agreement*, the Parent's Board of Managers shall cause the Parent to make distributions on a quarterly basis to each member of the Parent. Such distribution shall aggregate an amount equal to at least fifty percent of such member's anticipated distributive share of the Parent's estimated taxable income for such quarter to the extent such income is attributable to allocation of net profit to such member. As net capital requirements permit, the Parent may call upon the Company to fund these obligations. There were distributions of approximately $15,940,000 to the Parent during 2024.

6. Net capital requirement

The Company is a member of the Financial Industry Regulatory Authority and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company's net capital was $1,108,131 which was $1,008,131 in excess of its minimum requirement of $100,000.

CSCA CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

7. Segment reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, investment advisory, placement agent of registered and unregistered debt and equity and underwriter or selling group participant. The Company has identified its Laurent de Marval as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The measure of segment assets is reported on the Statement of Financial Condition as total assets. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 33.05% percent of its total revenues from a single external customer in 2024. All expenses reported on the Statement of Operations are considered significant segment expenses and are regularly reviewed by the CODM.

8. Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued on March 21, 2025. Other than the above, no subsequent events were noted that required adjustment or disclosure in the financial statements.